                                   FORM 6-K/A

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of January, 2006

                          Commission File No. 000-27476
                                              ---------

                          CoolBrands International Inc.
                          -----------------------------
                 (Translation of registrant's name into English)

              8300 Woodbine Avenue, Markham, Ontario Canada L3R 9Y7
              -----------------------------------------------------
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F [X] Form 40-F [ ]

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)________

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)________

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         COOLBRANDS INTERNATIONAL INC.

Date: January 24, 2006                   By: /s/ Gary P. Stevens
                                             ----------------------------------
                                             Name:  Gary P. Stevens
                                             Title: Chief Financial Officer

                                INDEX TO EXHIBITS

99.1 Registrant's Notice of Annual and Special Meeting and Special Confirmatory Meeting on February 27, 2006;

99.2 Registrant's Proxy Solicited by Management for use at Annual and Special Meeting and Special Confirmatory Meeting on February 27, 2006;

99.3  Registrant's Annual Report of the Company for the year ended August 31,
      2005.

99.4  Registrant's Notice of Change of Auditors letters.


This amendment to 6-K is being filed only to reflect the addition of the conformed signature and date to the signature page of the Registrant's 6-K filed January 24, 2006.